EXHIBIT 99.39

NEWS RELEASE

September 1, 2011	News Release # 2011-23

Mercator Minerals Annual and Special General Meeting Update

Mercator Minerals Appoints Head of Investor Relations and Communications

TRADING SYMBOL: TSX – ML

Vancouver, BC, September 1, 2011 – Mercator Minerals Ltd (TSX: ML) (“Mercator” or the “Company”) is pleased to announce that all resolutions presented before the Company’s shareholders at the 2011 Annual General Meeting (“Meeting”) were approved.

Following the official portion of the Meeting, Bruce McLeod, President and CEO, provided an update on Mercator with the following highlights:
●
Mineral Park’s concentrator is today producing at a run-rate of 45,000 tons per day (tpd) and is in the process of ramping up to its targeted Phase 2 expansion run-rate of 50,000 tpd. After achieving record production in Q2-2011, the mine is on track to produce over 45 million pounds of copper and nearly 7 million pounds of molybdenum in 2011.

●
The optimized feasibility study on the El Pilar deposit will be completed during the quarter, which will be used as the basis for financing the El Pilar project. The goal is to commence construction of the El Pilar copper mine before the end of 2011.

●	A feasibility study on the El Creston deposit is in process.
●	After closing the Creston Moly acquisition in June 2011, Mercator continues to seek opportunities to further grow and expand through industry consolidation.

A copy of Mr. McLeod’s presentation is available on the company’s website mercatorminerals.com and a replay of the webcast of the Meeting is available at http://www.gowebcasting.com/2795.

In the Board meeting following the Meeting, the Board of Directors appointed Robert J. Quinn as the Chairman and Ron Vankoughnett as the Lead Independent Director, following the resignation of Gavin Thomas as the Chairman, but remains as a director of the Company.  The Directors of the Company are as follows:

Robert J. Quinn, Chairman
Ronald Earl Vankoughnett, Lead Director
D. Bruce McLeod, President and CEO
Colin K. Benner
John H. Bowles
Stephen P. Quin
Gavin Thomas

Mercator is also pleased to announce the appointment of David Jan as the Company’s Head of Investor Relations and Communications. Mr. Jan is a Chartered Accountant (CA) and joins Mercator from Western Coal Corp., where he held the position of Head of Investor Relations. In that role he significantly contributed in increasing Western Coal’s profile as it grew from a junior mining company to a $3.3 billion global mining company. Over the past 20 years Mr. Jan has held progressively senior financial positions in other natural resource companies.

“We are pleased to have David join the Mercator management team, “said Bruce McLeod, President and Chief Executive Officer. “His background is an excellent fit for the company as we grow and expand our presence in the capital markets.”

About Mercator Minerals Ltd.

Mercator Minerals Ltd., a TSX listed Canadian mining company with one of the fastest growing base metal profiles in its peer group, is a leading copper and molybdenum producer with a diversified portfolio of high quality operations and projects in the USA and Mexico.  Mercator provides investors exposure to current copper and molybdenum production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to additional copper and moly production through the development of the El Pilar and El Creston deposits.  All three deposits are located in favorable and stable mining jurisdictions in Arizona, USA and Sonora, Mexico.

For further information please visit the Mercator website at www.mercatorminerals.com or contact;

Bruce McLeod	David Jan
President & CEO	Head of Investor Relations and Communications
778.330.1290	778.330.1295

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.

"D. Bruce Mcleod"
D. Bruce Mcleod, P.Eng
President and CEO

Forward Looking Information

This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding discussions of future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, future production and mine and power costs, and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) while the Company temporarily ceased placing new ore on the leach pads in late May 2008, the current copper leach operations at Mineral Park remain viable operationally and economically; (3) the milling expansion of Mineral Park will continue to be viable operationally and economically and the balance of the construction will proceed as expected; and (4) any additional financing needed will be available on reasonable terms. The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.